April 28, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No.: 001-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated April 14, 2011 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2010. For your convenience the Staff’s comments have been incorporated verbatim below and TSYS’ responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Exhibit 13.1
Financial Review
Financial Position, Liquidity and Capital Resources, page 21
1.	We note from your disclosure on page 55 that certain of your earnings of foreign subsidiaries are “reinvested.” We also note your disclose on page 40 of cash held in foreign accounts. Tell us how you considered disclosing the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
TSYS has a long term strategic commitment to growing its business outside of the United States. Pursuant to this strategy, management intends to reinvest earnings of its foreign subsidiaries outside of the United States for the foreseeable future. We would therefore note that this cash should not be viewed as immediately available to satisfy liabilities of the parent.
In future filings, we will include the following disclosure:
TSYS maintains operating cash accounts outside the United States. Refer to Note 5 in the consolidated financial statements for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under ASC 740 with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, remaining amounts are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon its repatriation. Demand on our cash has increased as a result of our strategic initiatives. We fund these initiatives through a balance of internally generated cash, external sources of capital, and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., we will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. would be subject to U.S. federal income taxes, less applicable foreign tax credits. We have provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. We utilize a variety of tax planning and financing strategies with the objective of having our worldwide cash available in the locations where it is needed.
Financial Statements
Note 19 — Commitments and Contingencies
Contingencies, page 52
2.	We note your disclosure under the header “Legal Proceedings — General” and have the following comments:
•	Please explain how an investor should interpret your disclosure in the last sentence of this paragraph considering the disclosures you have also made under the Infonox and Electronic Payment Systems (EPS) matters.

•	Your disclosures refer to certain matters that are “adequately covered by insurance.” Please tell us whether the litigation accruals are recorded gross or net of insurance coverage. Please refer to ASC 210-20. As part of your response, please tell us whether you considered this insurance coverage when determining the materiality of litigation contingencies for disclosure purposes.

•	Please explain to us what you mean by your disclose that certain matters are “believed to be without merit.” In this regard, is the intention of this disclosure to indicate that these matters are remote?

The Company’s disclosure under the header “Legal Proceedings — General” is intended to provide investors with information on the Company’s ordinary course of business legal proceedings and does not apply to the specific disclosure the Company provides regarding the Infonox and EPS matters. We do not think that an investor would interpret the last sentence to apply to the more specific Infonox and EPS disclosures. However, in future filings, the Company will provide additional disclosure clarifying that the disclosure in the last sentence of the paragraph is not applicable with respect to the individual litigation matters specifically disclosed in such filing. Such disclosure will be as follows:
“In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters not specifically discussed below are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.”
The litigation accruals reflected in our financial statements have not been recorded net of insurance coverage, as we do not have insurance to cover such matters. However, we do consider insurance coverage when determining the materiality of litigation contingencies for disclosure purposes to the extent insurance coverage is applicable.
When we state that certain matters are “believed to be without merit,” we are stating our belief as to the lack of legitimacy of such matters and therefore that the possibility of losses are remote with respect to such matters. We provide this disclosure in order to inform our investors that we may have certain other claims that we have determined not to disclose in our filings because we deem them to be remote.
3.	We note your disclosures regarding the Infonex matter. Please tell us how an investor should interpret the disclosure in the last three sentences that begin with “Based on information that is presently available...” In this regard, we note that the terminology in this disclosure is not consistent with that of ASC 450 and therefore it is unclear to us how your current disclosure complies with ASC 450-20-50. Please tell us, using terms consistent with those in ASC 450, how your current disclosures comply with ASC 450-20-50.
ASC 450-20-50 requires disclosure of a loss contingency if there is at least a reasonable possibility that a loss may have been incurred. Since we have disclosed the Infonox matter, an investor will interpret the disclosure to mean there is a reasonable possibility, and not a remote possibility, that a loss may have been incurred. Further, since we have disclosed that we are “unable to predict the outcome of the case” and we “cannot reasonably determine the probability of a material adverse result,” an investor would conclude that we do not view the loss as probable and that we cannot estimate the loss. Accordingly, we believe our current disclosures comply with ASC 450-20-50.
4.	With respect to both the Infonex and EPS matter, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.
To date, we have not recognized a loss with respect to the Infonox matter. With respect to the EPS matter, based on management’s best estimate of the amount of the contingent loss, we have recorded a loss contingency, however, we have not disclosed the amount of such loss contingency because we have determined that it is not material. We have disclosed in each of the Infonox and EPS disclosures that we do not believe that either case will have a “material adverse effect on TSYS’ financial position, results of operations or cash flows,” but that it is “possible that the ultimate outcome of [this] case may be material to TSYS’ results of operations for any particular period.”
As discussed above in our response to comment 3, we believe an investor will interpret our disclosure to mean there is a reasonable possibility of a loss in each case. Further, we have not disclosed an estimate of the possible additional loss or range of loss because an estimate cannot be made. In the Infonox disclosure, we state that we cannot reasonably estimate a range of potential exposure. In the EPS disclosure, we don’t make that statement, but we believe the inability to estimate a range of any additional loss is a reasonable interpretation of the EPS disclosure. Accordingly, we believe the disclosures for the Infonox and EPS matters comply with paragraphs 3 through 5 of ASC 450-20-50 and Topic 5Y.
In future filings, we will clarify the EPS disclosure by noting, if true, that we are unable to estimate the potential loss or range of losses. In addition, in future filings, if we are able to estimate the possible loss or range of losses, we will disclose such estimate if material.
5.	Please provide us with proposed disclosure to address the issues noted in the comments above.
Please see our responses to comments 2, 3 and 4 above.

Note 20 — Income Taxes, page 53
6.	Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. We refer you to Rule 4-08(h)(1)(i) of Regulation S-X.
In future filings, we will separately disclose income before income tax expense for domestic and foreign operations.
The components of income before income tax expense for domestic and foreign operations for the years ended December 31, 2010, 2009 and 2008, respectively, are presented below:

(in thousands)	2010	2009	2008
Components of income before income tax expense :
Domestic	$282,492	$300,388	$320,482
Foreign	25,320	40,198	56,413

	$307,812	$340,586	$376,895
7.	We note your disclosure on page 55 regarding earnings of non-U.S. subsidiaries that are considered to be reinvested and therefore you have not provided U.S. taxes on these amounts. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2b.
The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $67.9 million at December 31, 2010.
In future filings, we will revise the disclosure to appear as below.
No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $67.9 million at December 31, 2010. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS acknowledges that:
•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2347.

Sincerely,
/s/ Philip W. Tomlinson
Philip W. Tomlinson
Chairman of the Board and Chief Executive Officer